Exhibit 99.1

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer, you should consult with your investment dealer, stock broker, bank manager, lawyer or other professional adviser.

DIRECTORS’ CIRCULAR

RELATING TO THE OFFER BY

WWE EQUITY HOLDINGS INC.
AN INDIRECT SUBSIDIARY OF

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

TO PURCHASE ALL OF THE COMMON SHARES OF

WESTERN WIND ENERGY CORP.

FOR $2.50 IN CASH PER COMMON SHARE

NO RECOMMENDATION AT THIS TIME

THIS DIRECTORS’ CIRCULAR CONTAINS NO RECOMMENDATION
OF THE WESTERN WIND BOARD AS TO WHETHER
SHAREHOLDERS SHOULD ACCEPT OR REJECT THE OFFER

THE COMPANY IS CONDUCTING AN AUCTION TO SEEK A BUYER
AND BELIEVES THIS PROCESS SHOULD BE ALLOWED TO BE COMPLETED
BEFORE A DECISION IS MADE ON THE OFFER

NO NEED FOR IMMEDIATE ACTION

There is no need for Western Wind shareholders to do anything immediately. The Offer is currently open until 5:00 p.m. (Toronto time) on January 28, 2013. Western Wind’s Board of Directors intends to communicate additional information to Western Wind shareholders on a timely basis prior to the expiry of the Offer.

Shareholders are advised TO TAKE NO ACTION
until they hear further from the Board of Directors.

December 7, 2012

December 7, 2012

Dear Western Wind Shareholder:

You recently received an unsolicited offer from WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), to purchase all of the issued and outstanding common shares (the “Western Wind Shares” or the “Shares”) of Western Wind Energy Corp. (“Western Wind” or the “Company”) for $2.50 in cash for each Western Wind Share (the “Offer”).

On July 30, 2012, the Company announced that it would be seeking a buyer for the Company and its assets, and that the Board of Directors had established a special committee for this purpose. The Company believes that the Offer has been announced at a time that prevents the Board of Directors from having sufficient time to complete the auction process and therefore deprives you of the full value of your Western Wind shares.

The auction process is progressing as planned and as part of that process, the Board of Directors is currently in discussions with potential buyers. Some of the initial expressions of interest received imply a value for the Company significantly greater than that offered by the Offeror, although there is no guarantee that a superior proposal will surface. As a result, the Board of Directors does not believe they will be in a position to make a recommendation with respect to the Offer until they have concluded discussions with third parties and have assessed the Offer against any alternative transactions that may result from those discussions. Though invited, Brookfield Renewable chose not to participate in the auction process.

Further, the Offeror is relying on an exemption from the legal requirement to obtain a valuation on the basis, as they claim, that they do not have material information concerning Western Wind’s business. You should consider the facts set out in “Background to the Offer”, in particular the discussions between representatives of Western Wind and Brookfield Renewable relating to a proposed $60 million secured credit facility during a three-month period in late 2011 and subsequent discussions held in August 2012, in assessing whether or not the Offeror has access to material information.

As a result, the Board of Directors urges Western Wind shareholders to TAKE NO ACTION until there is further communication from the Board of Directors in a supplemental Directors’ Circular which will be sent to shareholders at least seven days before the scheduled expiry of the Offer.

The attached Directors’ Circular explains in detail the reasons for the Board of Directors’ decision. We strongly encourage you to read the Directors’ Circular in its entirety, in particular the “Reasons for no Directors’ Recommendation at this Time”.

Sincerely,
On behalf of the Board of Directors,

(Signed) V. JOHN WARDLOW	(Signed) MICHAEL BOYD
Director and Chairman of the Special Committee	Director and Chairman of the Board

TABLE OF CONTENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	ii
CURRENCY	ii
AVAILABILITY OF DISCLOSURE DOCUMENTS	ii
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	iii
DIRECTORS’ CIRCULAR	1
NO RECOMMENDATION OF THE DIRECTORS AT THIS TIME	1
REASONS FOR NO DIRECTORS’ RECOMMENDATION AT THIS TIME	1
BACKGROUND TO THE OFFER	2
WESTERN WIND	4
THE OFFEROR	4
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER	4
OWNERSHIP OF WESTERN WIND SHARES	4
TRADING IN SECURITIES OF WESTERN WIND	6
ISSUANCES OF SECURITIES OF WESTERN WIND	8
OWNERSHIP OF SECURITIES OF THE OFFEROR AND BROOKFIELD RENEWABLE	9
ARRANGEMENTS OR AGREEMENTS REGARDING THE OFFEROR OR BROOKFIELD RENEWABLE	9
ARRANGEMENTS BETWEEN WESTERN WIND AND ITS DIRECTORS OR OFFICERS	9
INTERESTS IN MATERIAL TRANSACTIONS OF OFFEROR	10
SHAREHOLDER RIGHTS PLAN	10
NO MATERIAL CHANGES	11
OTHER INFORMATION	11
STATUTORY RIGHTS	11
APPROVAL OF DIRECTORS’ CIRCULAR	11
CERTIFICATE	12

- i -

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained under the headings “Background to the Offer”, and “Intentions of Directors and Officers with respect to the Offer” of this Directors’ Circular, in addition to statements contained elsewhere in this Directors’ Circular, may constitute forward-looking information under applicable Canadian securities legislation. These statements relate to future events and are prospective in nature. All statements other than statements of historical fact may constitute forward-looking statements or contain forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “project”, “predict”, “potential”, “plan”, “continue”, “estimate”, “expect”, “targeting”, “intend”, “could”, “might”, “seek”, “anticipate”, “should”, “believe” or variations thereof. Forward-looking information may relate to management’s future outlook and anticipated events or results and may include statements or information regarding the future plans or prospects of the Company.

Forward-looking information is based on certain factors and assumptions regarding, among other things, the Company’s future growth, results of operations, performance, business prospects and opportunities as well as the economic environment in which it operates. Several factors could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to: actions taken by the Offeror or Brookfield, actions taken by the Western Wind Shareholders in relation to the Offer, the possible effect of the Offer on the Company’s business, general economic conditions, weather conditions, climate change and other similar or related matters. Additional risks and uncertainties can be found in the Company’s MD&A for the year ended December 31, 2011 and the Company’s other continuous disclosure filings which are available on SEDAR at www.sedar.com.

Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements or forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements including, without limitation: the progress of Western Wind’s sales process, whether the Company is able to successfully negotiate a prospective sales transaction, whether competing bids for Western Wind emerge and whether the conditions of any proposed transaction are met.

The Board of Directors believes that the expectations reflected in the forward-looking statements contained in this Directors’ Circular are reasonable, but no assurance can be given that they will prove to be correct. Actual results and future events may differ materially from those anticipated and accordingly forward-looking statements should not be unduly relied upon. Forward-looking statements contained in this document speak only as of the date of this Directors’ Circular. Except as required by applicable law, Western Wind disclaims any obligation to update any forward-looking information.

CURRENCY

All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated. On December 7, 2012, the Bank of Canada noon rate of exchange for U.S. dollars was $1.00 = US$1.0111.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Western Wind is a reporting issuer in British Columbia, Alberta and Ontario and files its continuous disclosure documents and other documents with Canadian securities regulatory authorities in each such provinces and with the United States Securities and Exchange Commission. These documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com, and at www.sec.gov. Certain information in this Directors’ Circular that is contained in documents filed, or specified as having been filed on SEDAR is qualified in its entirety by reference to the complete text of such documents, which may be obtained through the Company’s profile on SEDAR at www.sedar.com.

- ii -

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This Directors’ Circular has been prepared by Western Wind in accordance with disclosure requirements under applicable Canadian law. Western Wind Shareholders in the United States and otherwise outside of Canada should be aware that these requirements may be different from those of the United States or other jurisdictions. Financial statements, if any, included or described herein have been prepared in accordance with United States generally accepted accounting principles. The enforcement by Western Wind Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Western Wind is a corporation organized under the laws of the Province of British Columbia and that a majority of its officers and directors are residents of Canada. Western Wind Shareholders in the United States may not be able to sue Western Wind or its officers or directors in a foreign court for violation of United States securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce judgment obtained from a court of the United States.

- iii -

DIRECTORS’ CIRCULAR

This Directors’ Circular is issued by the board of directors (“Board of Directors” or “Board”) of Western Wind Energy Corp. (“Western Wind” or the “Company”) in connection with the offer (the “Offer”) by WWE Equity Holdings Inc. (the “Offeror”), an indirect subsidiary of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) dated November 26, 2012 to acquire all of the outstanding common shares (the “Shares” or the “Western Wind Shares”) of Western Wind in exchange for $2.50 in cash for each Share, upon the terms and subject to the conditions set forth in the circular of the Offeror (together, the “Offeror Circular”) dated November 26, 2012.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 28, 2013, unless withdrawn or extended. The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, are set out in the Offeror Circular and accompanying documents.

All information provided in this Directors’ Circular relating to the Offeror, Brookfield Renewable and the Offer is derived from information contained in the Offeror Circular. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

NO RECOMMENDATION OF THE DIRECTORS AT THIS TIME

The Board of Directors is not making a recommendation at this time with respect to acceptance or rejection of the Offer.

NO NEED FOR IMMEDIATE ACTION

THE COMPANY IS CONDUCTING AN AUCTION TO SEEK A BUYER
AND BELIEVES THIS PROCESS SHOULD BE ALLOWED TO BE COMPLETED
BEFORE A DECISION IS MADE ON THE OFFER

There is no need for Western Wind Shareholders to do anything immediately.The Offer is currently open until January 28, 2013. Western Wind’s Board of Directors intends to communicate further with Western Wind Shareholders on a timely basis prior to the expiry of the Offer.

Shareholders are advised to TAKE NO ACTION
until they hear further from the Board of Directors.

REASONS FOR NO DIRECTORS’ RECOMMENDATION AT THIS TIME

On July 30, 2012, the Company announced that it would be seeking a buyer for the Company and its assets, and that the Board of Directors had established a special committee for this purpose (the “Special Committee”). On August 10, 2012, the Company announced that it had engaged Rothschild (Canada) Inc. (“Rothschild”) as its lead financial advisor to manage and structure a comprehensive and efficient auction process, with PI Financial Corp. engaged as a co-advisor.

The auction process is progressing as planned and as part of that process, the Board of Directors is currently in discussions with potential buyers. Some of the initial expressions of interest received imply a value for the Company significantly greater than that offered by the Offeror, although there is no guarantee that a superior proposal will surface. As a result, the Board of Directors does not believe they will be in a position to make a recommendation with respect to the Offer until they have concluded discussions with third parties and have assessed the Offer against any alternative transactions that may result from those discussions. Though invited, Brookfield Renewable chose not to participate in the auction process.

While it is impossible to predict whether any offers or transactions will emerge from discussions with third parties, these discussions demonstrate that Western Wind and its assets are attractive to other parties in addition to the Offeror.

Tendering Western Wind Shares to the Offer before the Board of Directors and the Special Committee, have had an opportunity to fully explore all available strategic alternatives may preclude the emergence of a financially superior proposal or an alternative transaction.

Risks Related to the Offer

The Offer is subject to a number of risks and uncertainties, including but not limited to the following:

1.

The Offer is timed to deprive Shareholders of full value. The Board of Directors believes that the Offer is disadvantageous to Shareholders because, if successful, it will deprive them of the potential for near-term enhancement of the value of their Shares that may be realized by a superior offer from another prospective purchaser. The Company is in an auction process and the Offer may impact the ability of certain prospective buyers to participate in the auction. The Board of Directors also believes that the Offer is opportunistic because the Offeror chose to launch the Offer instead of proceeding with the auction process. See “Background to the Offer”.

2.

The Offeror is relying on an exemption from the legal requirement to obtain a valuation on the basis, as they claim, that they do not have material information concerning Western Wind’s business. You should consider the facts set out in “Background to the Offer”, in particular the discussions between representatives of Western Wind and Brookfield Renewable relating to a proposed $60,000,000 secured credit facility during a three-month period in late 2011, and subsequent discussions held in August, 2012, in assessing whether or not the Offeror has access to material information.

3.

The Offer is highly conditional. The Offer is highly conditional to the benefit of the Offeror. There are a number of conditions which are not subject to a materiality threshold or other objective criteria but provide the Offeror with a broad range of grounds upon which it may decline to proceed with the Offer.

BACKGROUND TO THE OFFER

Since early 2008, there have been a number of discussions between representatives of the Company and representatives of the Offeror and its affiliates regarding various proposed projects, strategies and financial arrangements. During a three-month period in late 2011, the Company and Brookfield Renewable negotiated the terms of a proposed $60 million secured credit facility. While these negotiations did not result in a binding credit agreement, confidential information regarding the Company and its business was disclosed to Brookfield Renewable and its representatives during this period of time.

On July 27, 2012, the Company filed notice of its annual general meeting to be held on September 25, 2012 (the “AGM”) (the record date for determining which shareholders would be entitled to receive notice of and vote at the AGM was fixed at August 24, 2012).

On July 30, 2012, the Company announced that it would be seeking a buyer for the Company and its assets, and that the Board of Directors had established the Special Committee. The Special Committee is comprised of V. John Wardlow (Chair), Robert C. Bryce and Claus Andrup.

On July 31, 2012, Savitr Capital, LLC announced that it intended to nominate five new directors for election to the Board of Directors. Following the proxy contest, all five of management’s nominees were subsequently elected at the AGM.

On August 10, 2012, the Company announced that it had engaged Rothschild as its lead financial advisor to manage and structure a comprehensive and efficient auction process, with PI Financial engaged as a co-advisor.

On August 29, 2012, Brookfield Renewable announced that it had indirectly acquired an aggregate of 10,727,506 Shares and 319,741 warrants to purchase Shares, constituting approximately 17% of the Shares then outstanding.

On August 30, 2012, Ralph Rank, Chief Investment Officer, and Patricia Brood, General Counsel of Brookfield Renewable, visited the Company and raised the prospect of the Company entering into an agreement to sell the Company to Brookfield Renewable at a price approximately equal to the price paid to acquire their current interest in the Company. Brookfield Renewable also advised that any agreement would contain customary deal protections, including a break fee and the right of Brookfield Renewable to match other offers. In the course of discussing this proposal, representatives of the Company reiterated certain confidential information regarding the Company and its business to representatives of Brookfield Renewable. Rather than enter into an agreement with Brookfield Renewable that would have had the potential to stifle the auction process, the Company instead invited Brookfield Renewable to join that process. Despite several attempts to accommodate their requests, Brookfield Renewable refused to sign a customary non-disclosure and standstill agreement that was entered into by other auction participants. Brookfield Renewable did not return direct calls from the Company and subsequently attended the AGM but did not vote.

On October 24, 2012, the Company announced that the auction process was progressing as planned, with a limited number of bidders having been invited to conduct a second round of extensive due diligence, as well as the addition of new participants. The Company also noted its belief there had been at least an eight week delay in the proper functioning of the auction process due to the distraction caused by the unsuccessful proxy contest launched by Savitr Capital, LLC.

After the AGM, the Board of Directors again focused on the auction process. Expressions of interest were received by Rothschild in mid-October, 2012. In late November 2012, before the Offeror made the Offer, a second stage process letter was sent to short-listed parties who were invited to make second round offers.

On November 23, 2012, the Company received a letter from Brookfield Renewable indicating its intention to commence the Offer.

On November 24 and 25, 2012, the Board discussed the announced intention of Brookfield Renewable to make the Offer. A press release was issued on the evening of November 25, 2012 stating that the Board acknowledged the announcement by Brookfield Renewable of its intention to make an unsolicited offer to acquire Western Wind, that the Special Committee would consider and evaluate the announcement and make a recommendation to the Board. The press release urged Shareholders to defer making any decisions until the Company issued further communication with respect to the Offer.

On November 26, 2012, the Offer was formally commenced by way of an announcement published in a newspaper and the Offeror Circular was filed later that day with Canadian securities regulatory authorities. On the same day, the Company provided an initial response to the Offer and announced an update to its auction process.

On November 28, 2012, Rothschild met with representatives of Brookfield Renewable at their Toronto offices to discuss the Offer.

Between November 26, 2012 and December 7, 2012, the Board of Directors and management of the Company held several meetings or discussions to review the terms and consider a response to the Offer. During these meetings and discussions, advice was received from financial and legal advisors in respect of the Offer, the duties and obligations of the Board of Directors and the status of the ongoing auction process. In particular, the Special Committee met on November 28, 2012, the Board met on December 4, 2012, (at which time the Board of Directors also took the step of deferring the separation of rights under the Rights Plan until it has made a determination of whether the Offer is in compliance with the Rights Plan) and the Board of Directors and the Special Committee met on December 7, 2012.

As of the date of this Directors’ Circular, Western Wind continues to review potential transaction alternatives. Therefore, the Special Committee has concluded that it is not currently in a position to make a recommendation to the Board of Directors with respect to the Offer until these strategic alternatives have been further developed and explored.

Under applicable Canadian securities laws, a further Directors’ Circular must be disseminated on or before January 21, 2013. Shareholders may choose to deposit their Western Wind Shares under the Offer or wait until they receive the recommendation of the Board of Directors in that subsequent Directors’ Circular. Shareholders are advised to defer making any decision regarding the Offer until they hear further from the Board of Directors.

WESTERN WIND

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net megawatts of rated capacity in production in California and Arizona. In addition, Western Wind owns substantial development assets for solar and wind energy in the United States.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120-megawatt Windstar and the 4.5-megawatt Windridge facilities in Tehachapi, and the 30-megawatt Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5-megawatt Kingman integrated solar and wind facility. The Company is developing further wind and solar energy projects in California, Arizona and Puerto Rico.

Western Wind’s head office is located at Suite 1326 – 885 West Georgia Street, Vancouver, B.C., V6C 3E8. The Company also has branch offices in Scottsdale, Arizona and Tehachapi, California. The Company’s registered and records office is located at Suite 300 – 576 Seymour Street, Vancouver, B.C., V6B 3K1.

THE OFFEROR AND BROOKFIELD RENEWABLE

The Offeror was incorporated on August 22, 2012 under the Business Corporations Act (Ontario). The Offeror was formed for the purpose of the Offer and has not carried on any other business. The Offeror is an indirect subsidiary of Brookfield Renewable. The Offeror’s registered and records office is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, ON, M5J 2T3.

Brookfield Renewable is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Brookfield Renewable’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Brookfield Renewable’s common shares trade on the Toronto Stock Exchange under the symbol “BEP.UN”. Brookfield Renewable is a reporting issuer in all of the provinces and territories of Canada and its continuous disclosure documents are available online at www.sedar.com.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS WITH RESPECT TO THE OFFER

Each of the directors and officers of Western Wind has indicated that he or she has not accepted and at this time does not intend to accept the Offer. To the knowledge of the directors and officers of Western Wind, after reasonable enquiry, no associate or affiliate of Western Wind, no associate or affiliate of a director or officer of Western Wind, no person holding more than 10% of the issued and outstanding Western Wind Shares, and no person acting jointly or in concert with Western Wind, has accepted or indicated an intention to accept the Offer.

OWNERSHIP OF WESTERN WIND SHARES

Western Wind is authorized to issue an unlimited number of Shares without par value and an unlimited number of Class A preferred shares without par value, issuable in series. As at December 7, 2012 there were

69,820,125 Western Wind Shares issued and outstanding, each entitled to one vote per Share. In addition, there were 2,043,419 common share purchase options to acquire an aggregate of 2,043,419 Western Wind Shares and 1,789,290 common share purchase warrants to acquire 1,789,290 Western Wind Shares.

The Western Wind Shares are listed and posted for trading on the TSX Venture Exchange (“TSXV”) under the symbol “WND”. The Western Wind Shares are listed and posted for trading on the OTCQX under the symbol “WNDEF”. On December 7, 2012, the closing price of the Western Wind Shares on the TSXV was $2.75. Between November 23, 2012, the date of the announcement of Brookfield Renewable’s intention to make the Offer, and December 7, 2012, 5,828,284 million Western Wind Shares have traded on the TSXV at a volume-weighted average price of $2.74 per Western Wind Share.

The names of the directors and officers of Western Wind, the positions held by them and the number and percentage of class of securities of Western Wind beneficially owned, or over which control or direction is exercised as of the date hereof by each of them and where known after reasonable inquiry by their respective associates or affiliates, are as follows:

	Securities of Western Wind Beneficially Owned, Directly or Indirectly(1)

	Western		Western	% of	Western	% of
Name and Position with	Wind	% of Shares	Wind	Options	Wind	Warrants
Western Wind	Shares	Outstanding	Options	Outstanding	Warrants	Outstanding

JEFFREY J. CIACHURSKI Chief Executive Officer, President and Director	2,250,666	3.22%	Nil	N/A	Nil	N/A

CHRIS THOMPSON Chief Financial Officer	996,146	1.43%	Nil	N/A	170,259	9.52%

KEVIN CRAIG Director of Finance	469	–	Nil	N/A	Nil	N/A

T. ALANA STEELE General Counsel and Chief Operating Officer	489,565	0.70%	Nil	N/A	Nil	N/A

STEVE MENDOZA Executive VP and Chief Engineer	75,000	0.12%	507,120	24.82%	Nil	N/A

J. MICHAEL BOYD Chairman of the Board	322,000	0.46%	240,000	11.95%	Nil	N/A

CLAUS ANDRUP Director	125,800	0.18%	Nil	N/A	Nil	N/A

ROBERT C. BRYCE Director	356,166	0.51%	450,000	22.40%	Nil	N/A

V. JOHN WARDLOW Director	579,900	0.83%	450,000	22.40%	Nil	N/A

Notes:

(1)

The information as to securities of Western Wind beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Western Wind, has been furnished by the respective directors and officers.

In the aggregate, the directors and officers of Western Wind, and their respective associates or affiliates, beneficially own or exercise control or direction over, directly or indirectly, 5,195,712 Western Wind Shares representing approximately 7.45% of the issued and outstanding Western Wind Shares and have the ability to exercise 1,647,120 options and 170,259 warrants to acquire an additional 1,817,379 Western Wind Shares.

To the knowledge of the directors and senior officers of Western Wind, after reasonable enquiry, no person owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of securities of Western Wind, and no person or company acting jointly or in concert with Western Wind owns any securities of Western Wind except as disclosed below:

	Number of Common Shares
Name	Owned	Percent of Issued Shares
WWE Equity Holdings Inc. (the Offeror)	11,324,350	16.4%(1)

Notes:

(1)	Based on the number of outstanding Western Wind Shares as at December 7, 2012.

TRADING IN SECURITIES OF WESTERN WIND

During the six months preceding the date of this Directors’ Circular, none of Western Wind, the directors or the officers of Western Wind nor, to the knowledge of the directors and officers of Western Wind after reasonable enquiry, any of their respective associates or affiliates, or any person or company acting jointly or in concert with Western Wind, has traded any Western Wind Shares, except as follows:

			No. of	Price per
Name and Position with			Common	Security
Western Wind	Nature of Trade	Date of Trade	Shares	($)

JEFFREY J. CIACHURSKI Chief Executive Officer, President and Director	Exercise of stock options	August 20, 2012	1,167,734 (1)	1.09-1.54

CHRIS THOMPSON Chief Financial Officer	Exercise of stock options Exercise of stock warrants Disposition in public market Disposition in public market Disposition in public market Disposition in public market Disposition in public market	August 24, 2012 August 24, 2012 September 20, 2012 September 21, 2012 September 24, 2012 September 25, 2012 October 1, 2012	305,892 15,000 8,400 (2) 47,300 (3) 177,900 (4) 71,252 (5) 13,700 (6)	1.09 1.25 2.48-2.50 2.48-2.51 2.48-2.50 2.50-2.60 2.48-2.49

KEVIN CRAIG Director of Finance	Exercise of stock options Disposition in public market	August 17, 2012 August 17, 2012	98,984 (7) 220,000 (8)	1.09-1.11 2.01-2.11

T. ALANA STEELE General Counsel and Chief Operating Officer	Exercise of stock options	August 17, 2012	474,180 (9)	1.09-1.54

STEVE MENDOZA Executive VP and Chief Engineer	Exercise of stock options	September 20, 2012	17,880	1.09

			No. of	Price per
Name and Position with			Common	Security
Western Wind	Nature of Trade	Date of Trade	Shares	($)

J. MICHAEL BOYD Chairman of the Board	Exercise of stock options Disposition in public market Disposition in public market	August 1, 2012 September 26, 2012 October 1, 2012	285,000 (10) 10,000 25,000 (11)	1.09-1.54 2.46 2.45

CLAUS ANDRUP Director	Disposition in public market
Disposition in public market
Acquisition in public market
Acquisition in public market
Exercise of stock options
Disposition in public market
Exercise of stock options
Exercise of stock options
Disposition in public market
	Disposition in public market	June 21, 2012 August 7, 2012 August 29, 2012 August 31, 2012 September 5, 2012 September 7, 2012 September 7, 2012 September 10, 2012 September 10, 2012 September 11, 2012	900 1,867 200 600 185,261 (12) 202,100 (13) 140,239 100,000 121,000 101,900	1.25 2.00 2.10 2.31 1.09-1.34 2.29-2.39 1.34 1.54 2.41 2.41

ROBERT C. BRYCE Director	Disposition in public market
Disposition in public market
Disposition in public market
Exercise of stock options
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
Disposition in public market
	Disposition in public market	October 1, 2012 October 2, 2012 October 3, 2012 October 5, 2012 October 5, 2012 October 9, 2012 October 11, 2012 October 15, 2012 October 16, 2012 October 18, 2012 October 19, 2012 October 22, 2012	10,000 5,000 10,000 50,000 37,800 (14) 17,100 (15) 5,000 5,000 20,000 (16) 10,000 (17) 7,400 (18) 2,600	2.465 2.45 2.465 1.54 2.45-2.472 2.45 2.45 2.45 2.48-2.63 2.51 2.52-2.53 2.53

V. JOHN WARDLOW Director	Exercise of stock options	August 23, 2012	200,000 (19)	$1.09-$1.54

Notes:

(1)

Comprised of common shares issued to Mr. Ciachurski upon the exercise of: (i) 100,000 options at a price of $1.54, (ii) 350,000 options at a price of $1.34, (iii) 300,000 options at a price of $1.53, and (iv) 417,734 options at a price of $1.09.

(2)	Comprised of: (i) 5,000 common shares at a price of $2.48 per share, and (ii) 3,400 common shares at a price of $2.50 per share.

(3)	Comprised of: (i) 10,800 common shares at a price of $2.48 per share, (ii) 4,600 common shares at a price of $2.49 per share, and (iii) 31,900 common shares at a price of $2.50 per share.

(4)

Comprised of: (i) 4,300 common shares at a price of $2.48 per share, (ii) 135,000 common shares at a price of $2.49 per share, (iii) 25,000 common shares at a price of $2.50 per share, and (iv) 13,600 common shares at a price of $2.51 per share.

(5)

Comprised of: (i) 25,552 common shares at a price of $2.50 per share, (ii) 11,500 common shares at a price of $2.51 per share, (iii) 12,100 common shares at a price of $2.52 per share, (iv) 16,800 common shares at a price of $2.55 per share, (v) 500 common shares at a price of $2.56 per share, and (vi) 4,800 common shares at a price of $2.60 per share.

(6)	Comprised of: (i) 5,000 common shares at a price of $2.48 per share, and (ii) 8,700 common shares at a price of $2.49 per share.

(7)	Comprised of common shares issued to Mr. Craig upon the exercise of: (i) 73,000 stock options at a price of $1.11, and (ii) 25,984 options at a price of $1.09.

(8)

Comprised of: (i) 211,600 common shares at a price of $2.01 per share, (ii) 4,000 common shares at a price of $2.11 per share, (iii) 100 common shares at a price of $2.04 per share and (iv) 4,300 common shares at a price of $2.02 per share.

(9)	Comprised of common shares issued to Ms. Steele upon the exercise of: (i) 100,000 options at a price of $1.54 and (ii) 374,180 options at a price of $1.09.

(10)	Comprised of common shares issued to Mr. Boyd upon the exercise of: (i) 125,000 options at a price of $1.09, and (ii) 160,000 options at a price of $1.54.

(11)	Comprised of: (i) 15,000 common shares at a price of $2.45 per share and (ii) 10,000 common shares at a price of $2.45 per share.

(12)	Comprised of common shares issued to Mr. Andrup upon the exercise of: (i) 175,500 options at a price of $1.09 and (ii) 9,761 options at a price of $1.34.

(13)

Comprised of: (i) 93,900 common shares at a price of $2.39 per share, (ii) 2,200 common shares at a price of $2.30 per share,  (iii) 90,000 common shares at a price of $2.30 per share, (iv) 1,000 common shares at a price of $2.30 per share, (v) 5,000 common shares at a price of $2.30 per share, and (vi) 10,000 common shares at a price of $2.29 per share.

(14)	Comprised of: (i) 20,000 common shares at a price of $2.45 per share, and (ii) 17,800 common shares at a price of $2.45 per share.

(15)	Comprised of: (i) 1,900 common shares at a price of $2.45 per share and (ii) 15,200 common shares at a price of $2.45 per share.

(16)

Comprised of: (i) 5,000 common shares at a price of $2.49 per share, (ii) 5,000 common shares at a price of $2.48 per share, (iii)  5,000 common shares at a price of $2.54 per share, (iv) 5,000 common shares at a price of $2.63 per share.

(17)	Comprised of: (i) 5,000 common shares at a price of $2.51 per share and (ii) 5,000 common shares at a price of $2.51 per share.

(18)	Comprised of: (i) 5,000 common shares at a price of $2.52 per share and (ii) 400 common shares at a price of $2.53 per share, and (iii) 2,000 common shares at a price of $2.53.

(19)	Comprised of common shares issued to Mr. Wardlow upon the exercise of: (i) 100,000 options at a price of $1.09, and (ii) 100,000 options at a price of $1.54.

ISSUANCES OF SECURITIES OF WESTERN WIND

Except as disclosed in the table above or below, no Western Wind Shares or other securities convertible into or exchangeable for Western Wind Shares have been issued or granted to the directors, officers or other insiders of Western Wind during the two years preceding the date of this Directors’ Circular.

		No. of	Issue/Exercise
		Shares/Options/	Price per Share(1)
Name	Nature of Issue(1)	Warrants Issued(1)	($)	Date Issued(1)

JEFF CIACHURSKI President and Chief Executive Officer	Grant of options	694,311	1.09	December 21, 2010

CHRIS THOMPSON Chief Financial Officer	Grant of options	374,180	1.09	December 21, 2010

ALANA STEELE General Counsel and Chief Operating Officer	Grant of options	374,180	1.09	December 21, 2010

STEVE MENDOZA Executive VP and Chief Engineer	Grant of options Grant of options	25,000 100,000	1.45 1.09	March 7, 2011 December 21, 2010

KEVIN CRAIG Director of Finance	Grant of options	51,969	1.09	December 21, 2010

J. MICHAEL BOYD Chairman of the Board	Grant of options	294,453	1.09	December 21, 2010

		No. of	Issue/Exercise
		Shares/Options/	Price per Share(1)
Name	Nature of Issue(1)	Warrants Issued(1)	($)	Date Issued(1)

CLAUS ANDRUP Director	Grant of options	250,000	1.09	December 21, 2010

ROBERT C. BRYCE Director	Grant of options	250,000	1.09	December 21, 2010

V. JOHN WARDLOW Director	Grant of options	250,000	1.09	December 21, 2010

Notes:

(1)

The information concerning the Western Wind Shares or other securities convertible into or exchangeable for Western Wind Shares that have been issued or granted to the directors, officers or other insiders of Western Wind during the two years preceding the date of this Directors’ Circular has been furnished by the respective directors and officer.

OWNERSHIP OF SECURITIES OF THE OFFEROR AND BROOKFIELD RENEWABLE

None of Western Wind, the directors or officers of Western Wind nor, to their knowledge after reasonable enquiry, any of their respective associates, or any person acting jointly or in concert with Western Wind, owns, directly or indirectly, or exercises control or direction over, any securities of the Offeror or Brookfield Renewable.

ARRANGEMENTS OR AGREEMENTS REGARDING THE OFFEROR OR BROOKFIELD RENEWABLE

No arrangement, agreement, commitment or understanding has been made, or is proposed to be made, between the Offeror or Brookfield Renewable and any of the directors or senior officers of Western Wind relating to any matter, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

None of the directors or senior officers of Western Wind is a director or senior officer of the Offeror, Brookfield Renewable or any of its subsidiaries.

ARRANGEMENTS BETWEEN WESTERN WIND AND ITS DIRECTORS OR OFFICERS

Except as disclosed below, there are no agreements, commitments or understandings made or proposed to be made between Western Wind and any of the directors or officers of Western Wind, including agreements, commitments or understandings pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or as to their remaining in or retiring from office if the Offer is successful.

Executive Employment Agreements

Messrs. Ciachurski, Craig and Thompson (through his consulting company, TCC Consulting Ltd.) and Ms. Steele are party to executive employment agreements and consulting agreements, respectively, with Western Wind (each an “Executive Agreement”, together the “Executive Agreements”).

The Executive Agreements of Messrs. Ciachurski and Craig contain dual-trigger “Change in Control” provisions that will trigger the payment of severance to an executive if, at any time within 12 months after a Change in Control, (i) the executive is terminated without just cause, or (ii) the executive resigns due to a material reduction or change in his position, duties or remuneration. The amount of severance payable will be based on the base salary (the “Base Salary”) of the executive and, in the case of Mr. Ciachurski, the annual bonuses paid over the last three years. In addition, under the terms of Messrs. Ciachurski and Craig’s Executive Agreement, any stock outstanding options granted to Messrs. Ciachurski and Craig, and any options agreed to be issued to the terminated executive upon the occurrence of a certain event will, subject to the terms of the Corporation’s stock option plan, vest immediately and continue to be exercisable for the duration of the relevant term.

The Executive Agreements of Mr. Thompson and Ms. Steele provide that, in the event the executive terminates the Executive Agreement within sixty days after a change in control, the terminating consultant will be entitled to receive a termination payment based on the executive’s annual fee under the applicable Executive Agreement and, upon such termination, all outstanding stock options will vest immediately.

As disclosed in the Company’s interim financial statements for the quarter ended September 30, 2012, the Company has accrued executive change-in-control payments for the Chief Executive Officer of the Company in the amount of $2,983,000, and $683,800 for three other Officers of the Company. As at September 30, 2012, $1,983,000, and $377,000 had been paid out, respectively. The amounts paid out were reinvested in the Company during the quarter, upon the exercise of options and warrants. The balance of accrued payments will be paid out when sufficient funds are available.

Stock Option Plan

The Offer will permit the Board of Directors to, upon notifying each optionee of full particulars of the Offer and subject to the approval of the TSXV, declare all options to purchase Western Wind Shares vested, to the extent that any such options are not vested as of the date of the approval of the TSXV.

Special Committee

As compensation for services rendered in connection with serving on the Special Committee, if and when the Company is sold pursuant to the ongoing auction process, the members of the Special Committee will receive a monthly fee of $2,500 for each month of service commencing on August 1, 2012.

INTERESTS IN MATERIAL TRANSACTIONS OF OFFEROR

None of the directors or officers of Western Wind or their associates, and to the knowledge of such directors and officers after reasonable enquiry, no person or company who owns more than 10% of the issued and outstanding Western Wind Shares has any interest in any material transaction to which the Offeror is a party.

SHAREHOLDER RIGHTS PLAN

Western Wind has a shareholder rights plan agreement (the “Rights Plan”) in place effective April 5, 2005 as amended on May 17, 2010. A copy of the Rights Plan is available under the Company’s profile on www.sedar.com. The Board of Directors believes that the Rights Plan is an important instrument to allow it sufficient time to pursue alternatives that may lead to a higher offer for the Shares. The Board of Directors intends to use the Rights Plan only to advance the interests of Shareholders in their capacity as shareholders, and has embarked on a process intended to maximize value for the Shareholders (See “Analysis and Reasons for Rejecting the Offer”).

By permitting all Shareholders other than an unsolicited bidder to purchase Shares at a discount, the Rights Plan is intended to encourage a person interested in acquiring 20% or more of Western Wind’s outstanding Shares to do so by way of a Permitted Bid (as defined in the Rights Plan) or otherwise to make a take-over bid that the Board of Directors considers as representing the full value of the Shares. A Permitted Bid is one which meets certain established standards of fairness, including a requirement that it remain open for at least 60 days.

The Board of Directors is reviewing the Offer to determine whether it is in compliance with the Rights Plan and has taken the step of deferring the separation of rights under the Rights Plan until it has made such determination.

NO MATERIAL CHANGES

Except for the Offer or as disclosed in this Directors’ Circular or otherwise publicly disclosed, the directors and officers of Western Wind are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Western Wind since November 29, 2012, being the date of the last published unaudited interim financial statements of Western Wind.

OTHER INFORMATION

As of the date hereof, except as disclosed in this Directors’ Circular or otherwise publicly disclosed, there is no information that is known to the directors or officers of Western Wind that would reasonably be expected to affect the decision of the Western Wind Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

Securities legislation of the provinces and territories of Canada provides security holders of Western Wind with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL OF DIRECTORS’ CIRCULAR

The contents of this Directors’ Circular and the delivery thereof have been approved and authorized by the Board of Directors.

CERTIFICATE

December 7, 2012

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors of Western Wind Energy Corp.

(Signed) V. JOHN WARDLOW	(Signed) MICHAEL BOYD
Director and Chairman of the Special Committee	Director and Chairman of the Board